KUTAK ROCK LLP	ATLANTA
CHICAGO
THE OMAHA BUILDING	DENVER
1650 FARNAM STREET	DES MOINES
FAYETTEVILLE
OMAHA, NEBRASKA 68102-2186	IRVINE
KANSAS CITY
402-346-6000	LITTLE ROCK
FACSIMILE 402-346-1148	LOS ANGELES
OKLAHOMA CITY
www.kutakrock.com	PHILADELPHIA
RICHMOND
SCOTTSDALE
October 25, 2011	WASHINGTON
WICHITA

JAMES C. CREIGH

james.creigh@kutakrock.com

(402) 661-8644

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:          Cycle Country Accessories Corporation

Ladies and Gentlemen:

On behalf of Cycle Country Accessories Corporation, we are filing a preliminary information statement on Schedule 14C.  Please call me at (402) 661-8644 with any questions about this filing.

Very truly yours,

/s/ James C. Creigh

James C. Creigh

cc:  Robert Davis

Cycle Country Accessories Corporation